September 10, 2018

Christopher Netelkos
2186 Greenville Turnpike
Port Jervis, New York 12771

Re: Employment Terms

Dear Christopher:

First Jersey Cannabis Corporation (the "Company") is pleased to offer you continued employment in the position of Chief Executive Officer on the following terms of this letter agreement (which is also sometimes referred to as the "Agreement").

1. Duties and Responsibilities. As Chief Executive Officer, you will report to the Company's Board of Directors (the "Board"). You will also continue to serve as a member of the Board and as Chairperson of the Board subject to the terms and conditions of the Company's Bylaws. Of course, subject to the terms of this Agreement, the Company may change your position, duties, and work location from time to time in its discretion. As a Company employee, you will be expected to abide by Company rules and policies as adopted from time to time, applicable to all officers of the Company.

2. Salary. Your salary will be $90,000 per year initially, less payroll deductions and withholdings, paid on the Company's normal payroll schedule (the "Base Salary"). Your Base Salary will be paid in accordance with the Company's normal payroll schedule.

Your salary is not effective until the date the planned offering of common stock to the general public has been successfully concluded and the Company receives the proceeds of such public offering. Until that date, you will not receive any salary, but agreement to continue your efforts on behalf of the Company.

3. Benefits. During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. You will also be eligible to accrue four weeks of paid vacation and sick leave pursuant to the Company's standard policies. In addition to these standard benefits, during your employment the Company will pay the annual premiums (up to $10,000 per year) for a key person term life insurance policy of $1,000,000, subject to an underwriter's acceptance. The Company and you will also enter into the Company's standard form of Indemnification Agreement in the form attached as Exhibit B.

4. Business and Travel Expenses. The Company will reimburse you for reasonable out-of-pocket expenses incurred in the performance of your duties for the Company in accordance with the Company's rules and policies.

5. Confidentiality. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company. In addition, as a condition of your continued employment, you continue to be subject to the Employee Confidential Information and Inventions Assignment Agreement previously entered into with the Company.

6. Severance Benefits. If, at any time, the Company terminates your employment without Cause, and other than as a result of your death or disability, and provided such termination constitutes a "separation from service" (as defined under Treasury Regulation Section 1.409A-1(h)) (a "Separation from Service"), or if you terminate your employment for Good Reason, you shall be entitled to receive the following severance benefits (the "Severance Benefits"):

(a) severance pay in the form of continuation of your base salary in effect on the effective date of termination for the first 12 months after the date of such termination;

(b) payment or reimbursement by the Company of COBRA premiums in effect on the date of termination for the coverage in effect for you and, if applicable, your spouse and dependent children on such date under the Company's group health plan(s) during the first 12 months after the date of your termination (or, if shorter, until you are no longer entitled to COBRA continuation of coverage under the Company's group health plan(s)), provided that you timely (and properly) elect COBRA continuation coverage under the Company's group health plan(s) in accordance with Internal Revenue Code Section 4980B(f);

(c) any earned but unpaid Annual Bonus; and

(d) an acceleration of vesting of all outstanding equity awards.

For purposes of the above paragraphs, "Cause" for the Company (or any acquirer or successor in interest thereto) to terminate your employment shall exist if any of the following occurs: (A) your conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (B) your commission or attempted commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (C) your intentional, material violation of any written and fully executed contract or agreement between you and the Company, including without limitation, any Company policy, or of any statutory duty you owe to the Company; or (D) your conduct that constitutes gross insubordination, incompetence or habitual neglect of duties, provided, however, that the action or conduct described in clause (C) above and this clause (D) will constitute "Cause" only if such

action or conduct continues after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same (provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in its sole discretion.

For purposes of the above paragraphs, "Good Reason" for you to terminate your employment shall exist if the following events occur without your prior written consent: (i) a Sale of the Company; (ii) your assignment to materially reduced duties and responsibilities; (iii) reduction of your Base Salary or a reduction in benefits; (iv) a relocation of the geographical location at which you must perform services of more than 25 miles from the location on the date of this Agreement; or (v) a material breach of this Agreement by the Company; provided that (solely with respect to a termination for Good Reason pursuant to subclauses (ii), (iii) and (v) above) you must (1) provide written notice to the Board within 90 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such 30-day period, your resignation is effective not later than 90 days after the expiration of the cure period.

The Severance Benefits are conditional upon (a) your continuing to comply with your obligations under Company policies with respect to confidential information; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your termination date. The salary continuation payments described in the above paragraph will be paid in substantially equal installments on the Company's regular payroll schedule subject to standard deductions and withholdings over the period following termination; provided, however, that no payments will be made prior to the 60th day following your termination, and the first payment shall include all portions of the payments that would have been paid during the 60-day period.

7. Section 409A. It is intended that this Agreement and all payments and benefits provided hereunder satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code (the "Code") provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. To the extent Code Section 409A is applicable to this Agreement and any such payments and benefits, the parties intend that this Agreement and such payments and benefits comply with the deferral, payout and other limitations and restrictions imposed under Code Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. With regard to any provision in this Agreement that provides for reimbursement of expenses or in-kind benefits, except for any expense, reimbursement or in-kind benefit provided pursuant to this Agreement that does not constitute a "deferral of compensation," within the meaning of Treasury Regulation Section 1.409A-1(b), (x) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any calendar year shall not affect the expenses eligible for reimbursement, or

in-kind benefits to be provided, in any other calendar year, (y) such reimbursements shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (z) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a "specified employee" for purposes of Code Section 409A(a)(2)(B)(i), to the extent delayed commencement of any portion of the severance benefits to which you are entitled under this Agreement is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i), such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due under this Agreement shall be paid as otherwise provided herein.

8. Miscellaneous. This letter, together with your Employee Confidential Information and Inventions Assignment Agreement and your Indemnification Agreement, forms the complete and exclusive statement of your employment agreement with the Company. Changes in your employment terms, other than those changes expressly reserved to the Company's discretion in this letter, require a written modification signed by you and a member of the Board of Directors. The ongoing obligations of the Company or you shall survive any of your termination, death or disability. This Agreement and the terms of your employment with the Company shall be governed in all aspects by the laws of the State of Wyoming.

Please sign and date this letter and return them to me if you wish to accept continued employment at the Company under the terms described above.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

Eden Netelkos
First Jersey Cannabis Corporation
Secretary

On behalf of the Board of Directors

____

Understood and Accepted:

September 10, 2018

____